UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

HilleVax, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

43157M 102

(CUSIP Number)

Steve R. Bailey

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43157M 102

1.	Name of Reporting Persons. Frazier Life Sciences Public Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,246,135 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,246,135 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,135 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,246,135 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 39,200,174 shares of Common Stock that were outstanding as of April 12, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 28, 2023.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. FHMLSP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,246,135 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,246,135 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,135 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,246,135 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 39,200,174 shares of Common Stock that were outstanding as of April 12, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 28, 2023.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. FHMLSP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,246,135 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,135 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,135 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 1,246,135 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 39,200,174 shares of Common Stock that were outstanding as of April 12, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 28, 2023.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. Frazier Life Sciences X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 8,535,337 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 8,535,337 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,535,337 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 8,535,337 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)	Based on 39,200,174 shares of Common Stock that were outstanding as of April 12, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 28, 2023.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. FHMLS X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 8,535,337 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 8,535,337 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,535,337 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 8,535,337 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)	Based on 39,200,174 shares of Common Stock that were outstanding as of April 12, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 28, 2023.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. FHMLS X, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 8,535,337 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,535,337 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,535,337 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 8,535,337 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)	Based on 39,200,174 shares of Common Stock that were outstanding as of April 12, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 28, 2023.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 9,781,472 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 9,781,472 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,781,472 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,246,135 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. and (ii) 8,535,337 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)	Based on 39,200,174 shares of Common Stock that were outstanding as of April 12, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 28, 2023.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 9,781,472 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 9,781,472 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,781,472 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,246,135 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. and (ii) 8,535,337 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)	Based on 39,200,174 shares of Common Stock that were outstanding as of April 12, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 28, 2023.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. Albert Cha
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,246,135 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,246,135 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,135 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,246,135 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 39,200,174 shares of Common Stock that were outstanding as of April 12, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 28, 2023.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. James Brush
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,246,135 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,246,135 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,135 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,246,135 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 39,200,174 shares of Common Stock that were outstanding as of April 12, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 28, 2023.

CUSIP No. 43157M 102

Item 1. Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends the statement on Schedule 13D filed on May 6, 2022 (the “Original Schedule 13D”), as amended on September 8, 2022 (the “Prior Amendment”, and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) with respect to the Common Stock of HilleVax, Inc. (the “Issuer”), having its principal executive office at 75 State Street, Suite 100 - #9995, Boston, MA 02109. Except as otherwise specified in Amendment No. 2, all items in the Original Schedule 13D, as amended by the Prior Amendment, are unchanged. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendment.

The Reporting Persons are filing this Amendment No. 2 to report a decrease in the percentage of the class beneficially owned by the Reporting Persons due to an increase in the aggregate number of outstanding securities of the Issuer.

Item 5. Interest in Securities of the Issuer

(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

FLS X is the record owner of FLS X Shares. As the sole general partner of FLS X, FHMLS X, L.P. may be deemed to beneficially own the FLS X Shares. As the sole general partner of FHMLS X, L.P., FHMLS X, L.L.C. may be deemed to beneficially own the FLS X Shares. As members of FHMLS X, L.L.C., Heron and Topper may each be deemed to beneficially own the FLS X Shares.

FLSPF is the record owner of FLSPF Shares. As the sole general partner of FLSPF, FHMLSP, L.P. may be deemed to beneficially own the FLSPF Shares. As the sole general partner of FHMLSP, L.P., FHMLSP, L.L.C. may be deemed to beneficially own the FLSPF Shares. As members of FHMLSP, L.L.C., Heron, Topper, Cha and Brush may each be deemed to beneficially own the FLSPF Shares.

The percentage of outstanding shares of Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 39,200,174 shares of Common Stock that were outstanding as of April 12, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 28, 2023.

(b)

For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a):

Information with respect to transactions in the Securities which were effected within the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons is set forth below.

FLSPF:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
3/9/2023	Purchase	2,906	Common Stock	$15.123

*	Represents the weighted average price per share.

FHMLSP, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLSP, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FLS X:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLS X, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLS X, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Topper:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Heron:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Cha:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Brush:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required:

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the FLS X Shares or the FLSPF Shares beneficially owned by any of the Reporting Persons.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2023	FRAZIER LIFE SCIENCES PUBLIC FUND, L.P.
By: FHMLSP, L.P., its General Partner
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: May 5, 2023	FHMLSP, L.P.
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: May 5, 2023	FHMLSP, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: May 5, 2023	FRAZIER LIFE SCIENCES X, L.P.
By: FHMLS X, L.P., its General Partner
By: FHMLS X, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: May 5, 2023	FHMLS X, L.P.
By: FHMLS X, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: May 5, 2023	FHMLS X, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: May 5, 2023	By:	/s/ James N. Topper*
James N. Topper

Date: May 5, 2023	By:	/s/ Patrick J. Heron*
Patrick J. Heron

Date: May 5, 2023	By:	/s/ Albert Cha**
Albert Cha

Date: May 5, 2023	By:	/s/ James Brush**
James Brush

Date: May 5, 2023	By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

*	This Agreement was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on March 29, 2016.
**	This Agreement was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021.